SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 7, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 07, 2006

TAM receives tow new Airbus A320

São Paulo, April 7, 2006 – TAM (Bovespa: TAMM4 and NYSE: TAM), Brazil’s largest airline company, receives tow new Airbus A320 aircraft. The second A320 incorporated to TAM’s fleet this year will be delivered today. It is scheduled for the next week the delivery of one more aircraft of the same model, increasing to 81 the number of aircraft in operation.These deliveries were requested additionally to the firm agreement entered into with Airbus for more 29 A320 family aircraft, and that includes other 20 options, to meet the increase in demand noticed in the last months.

The new A320 are operated by TAM in the domestic and South American routes. Built with state-of-the-art technology, these aircraft provide passengers with safety and comfort. Equipped with sophisticated high precision systems, they have liquid crystal screens in the control panels, making the equipment lighter and ensuring reliability and image definition. The A320 family aircraft belonging to TAM’s fleet are the only digital ones with the fly-by-wire system in middle distance aircraft to fly in Brazil.

With the new deliveries, TAM strengths its policy to operate a young aircraft fleet, with an average of 7.5 years old, ensuring more comfort to passengers and a high technology product.

Investor Relations Contact:	Press Agency Contact:
Phone: +55 (11) 5582-9715	Phone: +55 (11) 5582-8167
Fax: +55 (11) 5582-8149	Fax: +55 (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br (acess Investor Relations)

TAM (www.tam.com.br) has been a leader in the Brazilian domestic market for two years and it had a 44.4% market share in February 2006. TAM operates regular flights to 46 destinations throughout Brazil. It serves 73 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airlines that allow it to serve other destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has 3.0 million subscribers and has awarded more than 3.3 million tickets.

Provision on future information:
This notice may contain estimates for future events. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties that may or may not have been estimated. The Company is not responsible for investment operations or decisions taken based on information contained in this communication. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.